UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

February 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100	Page 2 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instruction) OO (See Item 3)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         ☐

  6.    Citizenship or Place of Organization:

        State of California

  7.    Sole Voting Power:

        0 Shares

  8.    Shared Voting Power:

        4,553,500 Shares (See Item 5)

  9.     Sole Dispositive Power:

        0 Shares

10.    Shares Dispositive Power:

         4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 210502 100	Page 3 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power — 0 — Shares 8. Shared Voting Power 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power — 0 — Shares 10. Shared Dispositive Power 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 210502 100	Page 4 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 Shares 8. Shared Voting Power 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power 0 Shares 10. Shared Dispositive Power 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person CO

CUSIP No. 210502 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 Shares 8. Shared Voting Power 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power 0 Shares 10. Shared Dispositive Power 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person IN

CUSIP No. 210502 100	Page 6 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 Shares 8. Shared Voting Power 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power 0 Shares 10. Shared Dispositive Power 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 4 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”), which amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on November 25, 1998 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the Commission on April 21, 1999 (“Amendment No. 1”), Amendment No. 2 filed with the Commission on June 2, 1999 (“Amendment No. 2”), and Amendment No. 3 filed with the Commission on March 24, 2000 (“Amendment No. 3”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is referred to herein as “Amended Schedule 13D.” The Amended Schedule 13D relates to the Common Stock, no par value per share, of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as Exhibit 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 2.    Identity and Background.

Item 2 of Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)    Partnership:

The Partnership is a limited partnership formed under the laws of the state of California. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

(b)  General Partner:

The General Partner is the sole general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

(c)    Capital Corp.:

Capital Corp. is the sole general partner of the General Partner. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

(d)    Mr. Levine:

Mr. Levine is a director, the President and a shareholder of Capital Corp. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp.

(e)    Ms. Leichtman:

Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of Capital Corp. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may also be members of a “group” within the meaning of Rule 13d-5(b)(1) of the Exchange Act. To the extent that such a group exists, this Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Exchange Act.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

As described in Item 4 below, on March 8, 2002, the Partnership purchased from the Issuer the Bridge Note (as defined in Item 4 below) and the Term C Note (as defined in Item 4 below) and, on February 3, 2003, the Partnership purchased from the Issuer the Term D Note (as defined in Item 4 below). The source of funds used to purchase the Bridge Note, the Term C Note and the Term D Note was capital contributions made by the partners of the Partnership in the aggregate amount of $68,500,000 in response to capital calls from the Partnership.

Item 4.    Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

In connection with the March 2002 acquisition by the Issuer of MFN Financial Corporation, a Delaware corporation, and its subsidiaries (the “MFN Acquisition”), the Issuer and the Partnership entered into a Second Amended and Restated Securities Purchase Agreement dated as of March 8, 2002, a copy of which is attached as Exhibit 99.1 hereto, which amends and restates the March 2000 Securities Purchase Agreement. Under the Second Amended and Restated Securities Purchase Agreement, among other things, (a) the Partnership waived certain defaults and events of default that occurred under the March 2000 Securities Purchase Agreement and related agreements, (b) the Issuer and the Partnership amended and restated the Amended and Restated Secured Senior Note Due 2003 dated March 15, 2000, pursuant to the terms of a Second Amended and Restated Secured Senior Note Due November 30, 2003, as amended and restated March 8, 2002, in the principal amount of $26,000,000 (the “Term B Note”), a copy of which is attached as Exhibit 99.2 hereto, and (c) the Partnership purchased from the Issuer (i) a Secured Senior Note Due February 28, 2003 in the principal amount of $35,000,000 (the “Bridge Note”), a copy of which is attached as Exhibit 99.3 hereto, and (ii) a 12.00% Secured Senior Note Due 2008 in the principal face amount of $11,241,931 (the “Term C Note”), a copy of which is attached as Exhibit 99.4 hereto. In August 2002, the Issuer and the Partnership amended the Second Amended and Restated Purchase Agreement pursuant to the terms of a First Amendment to Second Amended and Restated Securities Purchase Agreement dated as of August 14, 2002, a copy of which is attached as Exhibit 99.8 hereto.

Further, in connection with the MFN Acquisition, the Issuer, Charles E. Bradley, Sr. and Charles E. Bradley, Jr. (collectively, the “Bradleys”) and the Partnership entered into a Second Amended and Restated Investor Rights Agreement dated as of March 8, 2002 (the “Second Amended and Restated Investor Rights Agreement”), a copy of which is attached as Exhibit 99.5 hereto, which amends and restates the Amended Investor Rights Agreement. Pursuant to the Second Amended and Restated Investor Rights Agreement, the parties thereto amended and restated the investment monitoring, management and other rights granted to the Partnership under the Amended Investor Rights Agreement, including the right of the Partnership to cause the Issuer to appoint or elect a representative of the Partnership as a member of the Board of Directors of the Issuer. No representative of the Partnership currently serves as a member of the Board of Directors of the Issuer. See Item 6 below for a more detailed discussion of certain matters covered by the Second Amended and Restated Investor Rights Agreement.

Pursuant to a Second Amendment to Securities Purchase Agreement dated as of February 3, 2003, (a) the Issuer and the Partnership amended further the Second Amended and Restated Securities Purchase Agreement and (b) the Partnership purchased from the Issuer a Secured Senior Note dated February 3, 2003, in the principal amount of $25,000,000 (the “Term D Note”), a copy of which is attached as Exhibit 99.10 hereto.

The Partnership acquired the Term B Note, the Bridge Note, the Term C Note and the Term D Note, and holds all other securities of the Issuer owned by it (including shares of

Common Stock, the Restated Warrant (as defined in Item 5(a) below) and the PENS), in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock or PENS (or other debt or equity securities of the Issuer), to exercise all or a portion of the Restated Warrant or any other warrants owned, held or acquired by them and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Common Stock, the Restated Warrant or other warrants or the Common Stock issuable upon exercise thereof or any other securities of the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 4,553,500 shares of Common Stock (including 1,000 shares of which may be acquired by the Partnership upon exercise of Warrant No. LLB-5 issued April 15, 1999, and restated upon exercise in part as of May 26, 1999 (the “Restated Warrant”), but excluding the 89,015 shares of Common Stock issuable upon conversion of the PENS, assuming that the PENS were convertible as of the date hereof. The PENS are not convertible as of the date hereof or within 60 days hereafter. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of February 3, 2003, approximately 22.5% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 20,206,326 shares of Common Stock were issued and outstanding as of such date as represented by the Issuer to the Partnership on such date)

In addition, the Reporting Persons may be deemed to be the beneficial owners, solely for purposes of electing or appointing the LLCP Representative to the Board under the Second Amended and Restated Investor Rights Agreement as described in Items 4 above and 6 below, of the shares of Common Stock beneficially owned by the Bradleys. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Bradleys and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

(c)	None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

In connection with the MFN Acquisition, the Issuer and the Partnership entered into the Second Amended and Restated Securities Purchase Agreement which amends and restates the March 2000 Securities Purchase Agreement. Under the Second Amended and

Restated Securities Purchase Agreement, among other things, (a) the Partnership waived certain defaults and events of default that occurred under the March 2000 Securities Purchase Agreement or related agreements, (b) the Issuer and the Partnership amended and restated the Amended and Restated Secured Senior Note Due 2003 dated March 15, 2000, pursuant to the terms of the Term B Note, and (c) the Partnership purchased from the Issuer the Bridge Note and the Term C Note.

In addition, in March 2002, the Issuer, the Partnership and the Issuer’s subsidiaries entered into certain amended and restated collateral security documents which, among other things, amended and restated the then existing collateral security agreements and related documents. Under the then existing collateral security documents, as amended and restated by the March 2002 collateral security documents, the Issuer and its subsidiaries granted to the Partnership a first priority continuing security interest and lien in and to substantially all of their assets to secure the full payment and performance of all obligations of the Issuer and its subsidiaries to the Partnership (including the payment of all debt securities). In addition, the Issuer’s subsidiaries entered into an amended and restated joint and several continuing guaranty which amended and restated the then existing joint and several continuing subsidiary guaranty pursuant to which the Issuer’s subsidiaries guarantied the payment and performance of all obligations of the Issuer and its subsidiaries owing to the Partnership (including the payment of all debt securities).

In connection with the MFN Acquisition, the Issuer, the Bradleys and the Partnership amended and restated the Amended Investor Rights Agreement pursuant to the terms of the Second Amended and Restated Investor Rights Agreement. Under the Second Amended and Restated Investor Rights Agreement, the parties amended and restated the investment monitoring, management and other rights granted to the Partnership under the Amended Investor Rights Agreement, including the right of the Partnership to cause the Issuer to appoint or elect a representative of the Partnership as a member of the Board of Directors of the Issuer, and the Bradleys agreed to vote their respective shares of Common Stock in favor of such representative’s appointment or election to the Board. No representative of the Partnership currently serves as a member of the Board of Directors of the Issuer. If at any time no Partnership representative is serving on the Board of Directors, the Partnership may exercise observation rights with respect to all meetings of the Board of Directors. Under the Second Amended and Restated Investor Rights Agreement, the Partnership and the Issuer will continue to participate jointly in the Operating Committee (as defined therein) to review the financial performance and other affairs of the Issuer. Further, Charles E. Bradley, Jr. has granted to the Partnership tag along rights with respect to sales of his shares of Common Stock, the Issuer has granted to the Partnership certain preemptive rights regarding the issuance by it of New Securities (as defined therein) and the Issuer agreed to certain limitations regarding the issuance of its capital stock or equity rights to the Issuer’s directors, officers or employees and amendments to, or the adoption of new, stock purchase or option plan, agreements and arrangements of the Issuer.

Pursuant to a Second Amended and Restated Registration Rights Agreement dated as of March 8, 2002, a copy of which is attached as Exhibit 99.6 hereto, the Issuer and the Partnership amended and restated the prior Amended and Restated Registration Rights Agreement. Under the Second Amended and Restated Registration Rights Agreement, the Issuer and the Partnership amended and restated certain demand, piggyback and Form S-3 registration rights previously granted to the Partnership with respect to, among other things, shares of Common Stock owned by the Partnership and shares of Common Stock issuable upon exercise of the Restated Warrant.

The Term C Note provide that payments of principal of, interest on and other amounts owing under the Term C Note are payable from funds on deposit in a “Certificate Distribution Account” that are available for distribution to the holder of a “Class B Certificate.” The Issuer is the holder of the Class B Certificate. Pursuant to an Option Agreement dated as of March 8, 2002, between the Issuer and the Partnership, a copy of which is attached as Exhibit 99.7 hereto, the Issuer granted to the Partnership the option to purchase the Class B Certificate solely in exchange for the Term C Note.

The foregoing descriptions of the above-referenced documents are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibit 99.1 through Exhibit 99.10 hereto, respectively, and are incorporated herein in their entirety by this reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Description
99.1

Second Amended and Restated Securities Purchase Agreement dated as of March 8, 2002, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Consumer Portfolio Services, Inc. with the Commission on March 25, 2002).

99.2

Second Amended and Restated Secured Senior Note Due November 30, 2003, as amended and restated March 8, 2002, in the principal amount of $26,000,000 issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners II, L.P. (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Consumer Portfolio Services, Inc. with the Commission on March 25, 2002).

99.3

Secured Senior Note Due February 28, 2003 dated March 8, 2002, in the principal amount of $35,000,000 issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners II, L.P. (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Consumer Portfolio Services, Inc. with the Commission on March 25, 2002).

99.4

12.00% Secured Senior Note Due 2008 dated March 8, 2002, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners II, L.P. (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Consumer Portfolio Services, Inc. with the Commission on March 25, 2002).

99.5

Second Amended and Restated Investor Rights Agreement dated as of March 8, 2002, among Consumer Portfolio Services, Inc., Charles E. Bradley, Sr., Charles E. Bradley Jr. and Levine Leichtman Capital Partners II, L.P.

99.6	Second Amended and Restated Registration Rights Agreement dated as of March 8, 2002, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.7	Option Agreement dated as of March 8, 2002, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.8	First Amendment to Second Amended and Restated Securities Purchase Agreement dated as of August 14, 2002, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.9	Second Amendment to Securities Purchase Agreement dated as of February 3, 2003, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.10	Secured Senior Note dated February 3, 2003, in the principal amount of $25,000,000, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

February 11, 2003	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

By: /s/ ARTHUR E. LEVINE Arthur E. Levine President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

By: /s/ ARTHUR E. LEVINE Arthur E. Levine President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

	By:	/s/ ARTHUR E. LEVINE Arthur E. Levine President

/s/ ARTHUR E. LEVINE ARTHUR E. LEVINE /s/ LAUREN B. LEICHTMAN LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
99.1

Second Amended and Restated Securities Purchase Agreement dated as of March 8, 2002, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Consumer Portfolio Services, Inc. with the Commission on March 25, 2002).

99.2

Second Amended and Restated Secured Senior Note Due November 30, 2003, as amended and restated March 8, 2002, in the principal amount of $26,000,000 issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners II, L.P. (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Consumer Portfolio Services, Inc. with the Commission on March 25, 2002).

99.3

Secured Senior Note Due February 28, 2003 dated March 8, 2002, in the principal amount of $35,000,000 issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners II, L.P. (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Consumer Portfolio Services, Inc. with the Commission on March 25, 2002).

99.4

12.00% Secured Senior Note Due 2008 dated March 8, 2002, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners II, L.P. (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Consumer Portfolio Services, Inc. with the Commission on March 25, 2002).

99.5

Second Amended and Restated Investor Rights Agreement dated as of March 8, 2002, among Consumer Portfolio Services, Inc., Charles E. Bradley, Sr., Charles E. Bradley Jr. and Levine Leichtman Capital Partners II, L.P.

99.6	Second Amended and Restated Registration Rights Agreement dated as of March 8, 2002, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.7	Option Agreement dated as of March 8, 2002, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.8	First Amendment to Second Amended and Restated Securities Purchase Agreement dated as of August 14, 2002, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.9	Second Amendment to Securities Purchase Agreement dated as of February 3, 2003, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.10	Secured Senior Note dated February 3, 2003, in the principal amount of $25,000,000, issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners II, L.P.